Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    New Study Data Supports PreMD's Breast Cancer Detection Technology

    Findings Presented at San Antonio Breast Cancer Symposium

    TORONTO, Dec. 17 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) announced today that new data presented on December 15th at the 30th Annual San Antonio Breast Cancer Symposium (SABCS) shows increased reactivity in nipple aspirate fluid from breast cancer patients. The abstract, entitled, 'Galactose oxidase Schiff's (GOS) reactivity is higher in nipple aspirate fluid from cancerous breasts than from healthy patients,' was presented by Dr. Anees B. Chagpar from the University of Louisville.
    "This is a very interesting study that could influence how testing for breast cancer is performed in the future," said Brent Norton, president and chief executive officer of PreMD Inc. "With additional research, our technology could be used in conjunction with traditional breast cancer screening techniques for improved overall diagnostic outcomes."
    Previously published data showed that GOS reactivity was significantly different between nipple aspirate fluid (NAF) taken from cancerous versus non-cancerous breasts of women with unilateral invasive breast cancer. This study extends these findings to include patients without breast cancer and patients with ductal carcinoma in situ (DCIS).
    "The data presented from this study show that GOS testing of nipple aspirate fluid may be effective in identifying individuals at increased risk of early-stage breast cancer," said Dr. Michael Evelegh, executive vice president of clinical and regulatory affairs at PreMD. "This is exciting because at present there are no effective biomarkers for detection of early-stage breast cancer."
    The SABCS is a leading international symposium for physicians and healthcare researchers involved in breast cancer research. The 30th annual conference was held in San Antonio, Texas from December 13-16th.

    About the Trial.

    The study evaluated 49 healthy control patients, varying from patients with healthy controls with normal breast examination and imaging, patients with unilateral DCIS and patients with unilateral invasive breast cancer. NAF was collected from both breasts of each subject and tested using a quantitative microwell-based assay to determine test reactivity. Results showed that test reactivity was significantly higher in NAF from women with breast cancer than NAF from patient without breast cancer.

    About PreMD Inc.

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests, planned to be marketed and distributed by AstraZeneca
Pharmaceuticals. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock  Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process,  and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S.
    securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x)Trademark

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Michelle Rabba, Manager, Corporate Communications, Tel: (416) 222-3449 ext.
25, Email: mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 09:02e 17-DEC-07